Exhibit (a)(5)

PRESS RELEASE	FOR IMMEDIATE RELEASE
MGM MIRAGE, KERZNER INTERNATIONAL AND ISTITHMAR
FINALIZE DEFINITIVE AGREEMENTS TO DEVELOP MULTI-
BILLION DOLLAR LAS VEGAS RESORT
Las Vegas, Nevada and Paradise Island, Bahamas, September 11, 2007 - MGM MIRAGE (NYSE: MGM), Kerzner International Holdings Limited (“Kerzner” or “Kerzner International”) and Istithmar Hotels FZE (“Istithmar”) announced today that the companies have entered into definitive agreements forming their previously announced joint venture which will develop a multi-billion dollar integrated resort property on the Las Vegas Strip.
Under the terms of the agreement, MGM MIRAGE will provide the land for the resort and Kerzner and Istithmar will provide cash equity. MGM MIRAGE, Kerzner and Istithmar will own 50 percent, 25 percent, and 25 percent, respectively of the newly formed joint venture.
The land being contributed by MGM MIRAGE is being valued at $20 million per acre. The new integrated resort complex is anticipated to be a multi-billion dollar project and will be financed through equity contributions and third-party debt financing.
The new resort will be designed for approximately 40 of the 78 acres of land owned by MGM MIRAGE, located on the corner of Las Vegas Boulevard and Sahara Avenue. Kerzner will lead the planning and conceptualization of this project. The joint venture is expected to draw upon MGM MIRAGE’s substantial presence and experience in Las Vegas and Kerzner’s experience in developing and operating some of the world’s most recognized and successful destination resorts.
Sol Kerzner, Chairman and CEO of Kerzner International, observed: “We are excited to be partnering with MGM and Istithmar to create one of the most exciting integrated resort destinations in the world on the Las Vegas Strip. I expect that construction will commence in the first half of 2009 and that we will open in 2012.”
“This is the first step in creating a truly unique destination on one of our premier sites on the Las Vegas Strip,” said Terry Lanni, Chairman and CEO of MGM MIRAGE. “Our combined unmatched development and operating experience will create a major entertainment resort property which will further drive incremental visitors to the Las Vegas Strip. We look forward to working with these two highly respected international partners.”

Sultan Ahmed Bin Sulayem, Chairman of Dubai World said, “This announcement today brings together three companies known for their ability to elevate and change the face of global hospitality and destination tourism. MGM and Kerzner share our vision in creating signature properties that will appeal to the global consumer and create value for generations to come. The Las Vegas market is one which we firmly believe will continue to expand and attract visitors from around the world. We are proud to be partnering with these fine organizations led by Sol and Terry.”
* * *
ABOUT MGM MIRAGE
MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected hotel and gaming companies, owns and operates 17 properties located in Nevada, Mississippi and Michigan, and has investments in three other properties in Nevada, New Jersey and Illinois. In addition, the Company has major new developments under construction in Nevada, Michigan and Macau S.A.R. CityCenter is a multi-billion dollar mixed-use urban development in the heart of the Las Vegas Strip; a new MGM Grand hotel and casino complex is being built in downtown Detroit; and the Company has a 50% interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.
ABOUT KERZNER INTERNATIONAL
KERZNER INTERNATIONAL HOLDINGS LIMITED, through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. Kerzner’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 3,700-room ocean-themed destination resort in The Bahamas. This unique destination features a variety of accommodations, all built around a 100-acre waterscape with over 20 million gallons of fresh and saltwater lagoons, pools and habitats, the world’s largest open-air marine habitat and some of the most beautiful beaches in the world. Kerzner is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, a 1,500-room, water-themed resort expected to open in late 2008 on The Palm, Jumeirah. Kerzner has also commenced construction of a 600 room, destination casino resort in Morocco that will open in 2009, which will be operated by Kerzner under a new brand that it will be introducing to the market. Kerzner also manages six luxury resort hotels under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are currently in the development stages in South Africa and Costa Rica. For more information concerning Kerzner and its operating subsidiaries, visit kerzner.com.
ABOUT ISTITHMAR HOTELS FZE
ISTITHMAR HOTELS FZE is a 100 per cent subsidiary of Istithmar PJSC, Dubai World’s investment company. Istithmar’s real estate division brings together Istithmar’s interests in commercial property, hotels and resorts, the leisure sector and in retail. Its mission is to acquire and assemble the world’s most distinguished and diversified portfolio of properties. Existing investments include Kerzner Group, International Hotel Investments, 450 Lexington Avenue, The Adelphi in London, Jumeirah Golf Estates, Cape Town’s Pearl Valley Signature Golf Estate and Spa, and the V&A Waterfront, as well as its hotel interests in properties such as the Mandarin Oriental, W Hotel Union Square in New York, and Hotel Washington in Washington DC. Istithmar’s real estate division has a total enterprise value which exceeds US$ 9 billion across markets ranging from North America to the Far East.
Dubai World is a Government of Dubai decree entity which manages and supervises a portfolio of businesses and projects for the Dubai Government, working towards making Dubai a leading hub for trade and commerce. Dubai World is wholly owned by the Government of Dubai.

FORWARD LOOKING STATEMENTS
Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the company’s public filings with the Securities and Exchange Commission.

Contacts:
FOR MGM MIRAGE:
Investment Community	News Media
DANIEL J. D’ARRIGO	ALAN M. FELDMAN
Executive Vice President &	Senior Vice President,
Chief Financial Officer	Public Affairs
(702) 632-9888	(702) 891-7147

FOR KERZNER INTERNATIONAL:
News Media
LAUREN E. SNYDER
Senior Vice President, Global Communications
(212) 659-5190
lauren.snyder@kerzner.com

FOR ISTITHMAR:
News Media
RAY EGLINGTON
Four Communications
+971 55 985 3365
ray.eglington@fourcommunications.com